Amended and Restated Agreement for

Fund Accounting and Fund Administration Services

This Amended and Restated Agreement for Fund Accounting and Fund Administration Services (this “Agreement”) is entered into and effective as of May 1, 2021 by and between Parnassus Investments (“PI”) and Parnassus Income Funds (the “Trust”) (collectively, the “Parties”).

RECITALS

WHEREAS, PI and the Trust entered into that certain Agreement for Transfer Agent Services and Accounting and Administration Services, dated as of March 24, 2020 (the “Original Agreement”);

WHEREAS, pursuant to the Original Agreement PI provided transfer agent services, fund accounting services, and fund administration services to the Trust and its series;

WHEREAS, PI, with approval from the Trust, entered into an Administrative Agency Agreement with Brown Brothers Harriman & Co. (“BBH”), pursuant to which BBH acts as a sub-administrator for the Trust and its series;

WHEREAS, PI, with approval from the Trust, entered into a Master Services Agreement with Ultimus Fund Solutions, LLC (“Ultimus”), pursuant to which Ultimus provides transfer agent services to the Trust and its series effective as of May 1, 2021, and PI shall cease to provide transfer agent services as of that time; and

WHEREAS, PI and the Trust are amending and restating the Original Agreement to reflect the agreements entered into with BBH and Ultimus.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, and for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

1. PI hereby agrees to serve as the fund accounting and fund administration agent for the Trust along with supervising and overseeing BBH as a sub-administrator for the Trust and its series.

2. In exchange for the Fee (as defined below), PI agrees to perform the following fund accounting services and fund administration services for the Trust and its services (the “Services”):

Accounting Services

–	Compute net asset value (and offering price) per share daily
–	Maintain security ledger
–	Maintain general ledger
–	Calculate revenue and expenses

–	Determine gain or loss on security trades
–	Prepare and submit daily to client:

Trial Balance

Portfolio Holdings Reports

Cash Availability

Transaction Activity

Administration Services

–

Preparation of regulatory filing (notwithstanding the Parnassus Income Funds may pay additional administrative and legal fees resulting from contracted services to gather, review and file documents and obtain consultant services)

–	Audit coordination
–	IRS/SEC/N1-A compliance
–	Prepare and submit to client:
Quarterly:	Statement of Assets and Liabilities
Statement of Operations
Statement of Changes in Net Assets
Summary of Purchases
Summary of Sales
Schedule of Brokerage Commissions
Schedule of Principal Trade Transactions

Semi-Annually: In addition to monthly reports, statement of investments and a draft of footnotes.

Annually: Schedules supporting securities and shareholder transactions, income and expense accrual during the year.

3. For the Services, the Trust and its series agree to pay PI in accordance with the following fee schedule (the “Fee”):

Complex Wide Net Assets	Annual Fees[1]
First $500 Million	8.0 basis points
Next $500 Million	7.0 basis points
Over $1 billion	3.0 basis points

The fees are to be divided among the series of the Trust based on their respective daily net assets. The Trust also agrees to reimburse PI for all out-of-pocket expenses, including, but not limited to, portfolio-pricing services. PI agrees to waive that portion of its fee that would cause any of the series of the Trust to exceed their legal or contractual expense limitations.

4. PI understands that the obligations of this Agreement are not binding upon any shareholder of the Trust personally, but bind only the Trust’s property. PI represents that it has notice of the provisions of the Trust’s Declaration of Trust disclaiming shareholder liability for acts or obligations of the Trust.

5. This Agreement may be terminated at any time, without the payment of any penalty, by the Board of Directors or by a vote of the majority of the outstanding voting securities of the Trust, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), upon giving sixty (60) days’ written notice to PI. This Agreement may be terminated by PI at

[1]	NTD: To confirm these fees are still accurate.

any time upon the giving of sixty (60) days’ written notice to the Trust. This Agreement shall remain in effect indefinitely, but only so long as the continuance is specifically approved annually by (a) the Board of Trustees or by the vote of the majority of the outstanding voting securities of the Trust, as defined in the 1940 Act, and (b) the Board of Trustees in the manner required by the 1940 Act, provided that any such approval may be made effective not more than sixty (60) days thereafter.

6. PI may, at its expense, subcontract with any entity or person concerning the provision of the Services (a “Subcontractor”); provided, however, that PI shall not be relieved of any of its duties and obligations under this Agreement by the appointment of a Subcontractor and provided further, that PI shall be responsible for all acts of such Subcontractor as if such acts were its own.

7. This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable without the written consent of the other party.

8. PI agrees to implement and maintain a written information security program, which shall include the establishment and maintenance of appropriate policies, procedures, and technical, physical, and administrative safeguards designed to (a) ensure the security and confidentiality of confidential information, (b) protect against any foreseeable threats or hazards to the security or integrity of confidential information or unauthorized access or use of such information, and (c) ensure appropriate disposal of confidential information.

9. PI shall maintain a business continuity plan that is reasonably designed for (but does not guarantee) the resumption of PI’s provision of the Services hereunder within forty-eight (48) hours following any event which prevents PI from providing such Services (the “BCP Plan”).

For the Parnassus Income Funds:	For Parnassus Investments:

/s/ John V. Skidmore II	/s/ Benjamin E. Allen

John V. Skidmore II, Secretary	Benjamin E. Allen, CEO

Date: March 24, 2021	Date: March 24, 2021

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